UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aaron’s, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

002535300

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002535300	13D

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 7,277,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 7,277,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 76,270,648 shares of common stock, par value $0.50 per share, outstanding as of October 25, 2013, as reported in the Form 10-Q for the quarterly period ended September 30, 2013 of Aaron’s, Inc.

CUSIP No. 002535300	13D

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 7,277,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 7,277,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 76,270,648 shares of common stock, par value $0.50 per share, outstanding as of October 25, 2013, as reported in the Form 10-Q for the quarterly period ended September 30, 2013 of Aaron’s, Inc.

CUSIP No. 002535300	13D

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 7,277,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 7,277,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,277,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 76,270,648 shares of common stock, par value $0.50 per share, outstanding as of October 25, 2013, as reported in the Form 10-Q for the quarterly period ended September 30, 2013 of Aaron’s, Inc.

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.50 per share (the “Common Stock”), of Aaron’s, Inc., a Georgia corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 309 E. Paces Ferry Road, N.E., Atlanta, GA 30305-2377.

Item 2. Identity and Background.

(a)	Name

This Statement is filed by:

(i)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”);

(ii)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member and majority owner of Vintage Capital; and

(iii)	Brian R. Kahn, who serves as (A) the manager and a member of Vintage Capital; and (B) the manager and sole member of Kahn Capital.

Vintage Capital, Kahn Capital and Mr. Kahn are referred to collectively as the “Reporting Persons.”

Vintage Capital serves as investment adviser to investment funds and managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the shares of Common Stock held for the Accounts.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Vintage Capital is acting as the investment manager of the Accounts.

The principal business of Kahn Capital is acting as a member of Vintage Capital.

The principal occupation of Mr. Kahn is acting as the manager of each of Vintage Capital and Kahn Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Kahn is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Accounts using the investment capital of the Accounts. The aggregate purchase price of the 7,277,000 shares of Common Stock acquired was approximately $196,004,000 (including brokerage commissions and transaction costs).

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (i) formulate other plans and proposals; (ii) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) acquire additional Common Stock or dispose of some or all of the Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On February 7, 2014, Vintage Capital submitted a letter to the Board of Directors of the Issuer containing a non-binding proposal to acquire the Issuer for $30.50 per share of Common Stock. The letter is attached to this Statement as Exhibit 2 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the close of business on February 6, 2014, Vintage Capital beneficially owned 7,277,000 shares of Common, representing approximately 9.5% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 76,270,648 shares of Common Stock outstanding as of October 25, 2013, as reported in the Form 10-Q for the quarterly period ended September 30, 2013 of the Issuer.

Vintage Capital serves as investment adviser to the Accounts, and may be deemed to have beneficial ownership over the shares of Common Stock held for the Accounts.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 1 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Letter to the Board of Directors of Aaron’s, Inc., dated February 7, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Capital	12/13/2013	Purchase	1,103	28.4983	Open Market
Vintage Capital	12/13/2013	Purchase	25,317	28.6333	Open Market
Vintage Capital	12/13/2013	Purchase	692	28.4983	Open Market
Vintage Capital	12/13/2013	Purchase	15,894	28.6333	Open Market
Vintage Capital	12/13/2013	Purchase	1,205	28.4983	Open Market
Vintage Capital	12/13/2013	Purchase	27,658	28.6333	Open Market
Vintage Capital	12/19/2013	Purchase	5,919	28.4597	Open Market
Vintage Capital	12/19/2013	Purchase	3,716	28.4597	Open Market
Vintage Capital	12/19/2013	Purchase	6,465	28.4597	Open Market
Vintage Capital	12/26/2013	Sale	12,027	29.4679	Open Market
Vintage Capital	12/26/2013	Sale	7,550	29.4679	Open Market
Vintage Capital	12/26/2013	Sale	15,423	29.4679	Open Market
Vintage Capital	1/13/2014	Purchase	29,595	26.9542	Open Market
Vintage Capital	1/13/2014	Purchase	18,446	26.9542	Open Market
Vintage Capital	1/13/2014	Purchase	37,959	26.9542	Open Market
Vintage Capital	1/14/2014	Purchase	72,605	26.7103	Open Market
Vintage Capital	1/14/2014	Purchase	45,260	26.7103	Open Market
Vintage Capital	1/14/2014	Purchase	93,135	26.7103	Open Market
Vintage Capital	1/16/2014	Purchase	64,271	26.5142	Open Market
Vintage Capital	1/16/2014	Purchase	43,017	26.5200	Open Market
Vintage Capital	1/16/2014	Purchase	26,811	26.5200	Open Market
Vintage Capital	1/16/2014	Purchase	40,058	26.5142	Open Market
Vintage Capital	1/16/2014	Purchase	55,172	26.5200	Open Market
Vintage Capital	1/16/2014	Purchase	82,432	26.5142	Open Market
Vintage Capital	1/17/2014	Purchase	27,091	26.7667	Open Market
Vintage Capital	1/17/2014	Purchase	118,183	26.5500	Open Market
Vintage Capital	1/17/2014	Purchase	73,659	26.5500	Open Market
Vintage Capital	1/17/2014	Purchase	16,885	26.7667	Open Market
Vintage Capital	1/17/2014	Purchase	151,578	26.5500	Open Market
Vintage Capital	1/17/2014	Purchase	34,746	26.7667	Open Market
Vintage Capital	1/21/2014	Purchase	16,124	27.0184	Open Market
Vintage Capital	1/21/2014	Purchase	44,393	26.8703	Open Market
Vintage Capital	1/21/2014	Purchase	10,050	27.0184	Open Market
Vintage Capital	1/21/2014	Purchase	27,669	26.8703	Open Market
Vintage Capital	1/21/2014	Purchase	56,938	26.8703	Open Market
Vintage Capital	1/21/2014	Purchase	20,680	27.0184	Open Market
Vintage Capital	1/22/2014	Purchase	22,367	27.2622	Open Market
Vintage Capital	1/22/2014	Purchase	17,205	27.1368	Open Market
Vintage Capital	1/22/2014	Purchase	10,725	27.1368	Open Market
Vintage Capital	1/22/2014	Purchase	13,942	27.2622	Open Market
Vintage Capital	1/22/2014	Purchase	22,070	27.1368	Open Market
Vintage Capital	1/22/2014	Purchase	28,691	27.2622	Open Market
Vintage Capital	1/23/2014	Purchase	17,205	27.3142	Open Market
Vintage Capital	1/23/2014	Purchase	2,925	27.2718	Open Market
Vintage Capital	1/23/2014	Purchase	10,725	27.3142	Open Market
Vintage Capital	1/23/2014	Purchase	1,823	27.2718	Open Market
Vintage Capital	1/23/2014	Purchase	22,070	27.3142	Open Market
Vintage Capital	1/23/2014	Purchase	3,752	27.2718	Open Market
Vintage Capital	1/24/2014	Purchase	38,539	27.1920	Open Market

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Capital	1/24/2014	Purchase	44,018	27.1494	Open Market
Vintage Capital	1/24/2014	Purchase	27,315	27.1494	Open Market
Vintage Capital	1/24/2014	Purchase	24,094	27.1920	Open Market
Vintage Capital	1/24/2014	Purchase	56,367	27.1494	Open Market
Vintage Capital	1/24/2014	Purchase	49,367	27.1920	Open Market
Vintage Capital	1/27/2014	Purchase	8,947	27.1357	Open Market
Vintage Capital	1/27/2014	Purchase	5,577	27.1357	Open Market
Vintage Capital	1/27/2014	Purchase	11,476	27.1357	Open Market
Vintage Capital	1/28/2014	Purchase	206,460	27.1548	Open Market
Vintage Capital	1/28/2014	Purchase	128,700	27.1548	Open Market
Vintage Capital	1/28/2014	Purchase	264,840	27.1548	Open Market
Vintage Capital	1/29/2014	Purchase	50,433	26.8535	Open Market
Vintage Capital	1/29/2014	Purchase	31,434	26.8535	Open Market
Vintage Capital	1/29/2014	Purchase	65,133	26.8535	Open Market
Vintage Capital	1/30/2014	Purchase	51,463	26.7000	Open Market
Vintage Capital	1/30/2014	Purchase	140,002	26.6802	Open Market
Vintage Capital	1/30/2014	Purchase	32,075	26.7000	Open Market
Vintage Capital	1/30/2014	Purchase	87,258	26.6802	Open Market
Vintage Capital	1/30/2014	Purchase	66,462	26.7000	Open Market
Vintage Capital	1/30/2014	Purchase	180,806	26.6802	Open Market
Vintage Capital	1/31/2014	Purchase	113,811	26.4970	Open Market
Vintage Capital	1/31/2014	Purchase	52,906	26.8210	Open Market
Vintage Capital	1/31/2014	Purchase	32,974	26.8210	Open Market
Vintage Capital	1/31/2014	Purchase	70,934	26.4970	Open Market
Vintage Capital	1/31/2014	Purchase	145,755	26.4970	Open Market
Vintage Capital	1/31/2014	Purchase	67,756	26.8210	Open Market
Vintage Capital	2/3/2014	Purchase	443,967	26.6237	Open Market
Vintage Capital	2/3/2014	Purchase	1,722	26.6071	Open Market
Vintage Capital	2/3/2014	Purchase	1,073	26.6071	Open Market
Vintage Capital	2/3/2014	Purchase	276,933	26.6237	Open Market
Vintage Capital	2/3/2014	Purchase	2,205	26.6071	Open Market
Vintage Capital	2/3/2014	Purchase	569,401	26.6237	Open Market
Vintage Capital	2/4/2014	Purchase	240,957	26.8450	Open Market
Vintage Capital	2/4/2014	Purchase	150,020	26.8450	Open Market
Vintage Capital	2/4/2014	Purchase	308,392	26.8450	Open Market
Vintage Capital	2/5/2014	Purchase	158,687	26.8596	Open Market
Vintage Capital	2/5/2014	Purchase	98,799	26.8596	Open Market
Vintage Capital	2/5/2014	Purchase	203,099	26.8596	Open Market

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement.

2	Letter to the Board of Directors of Aaron’s, Inc., dated February 7, 2014.